Exhibit 99.1

November 24, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement Regarding Third Quarter Investors Conference Call

Gazit-Globe Ltd. (the “Company”) is pleased to announce that on November 30, 2015, at 14:00 (Israel time), there will be an investors conference call held by the Company’s management following the publication of the Company’s financial statements as of September 30, 2015.

You may participate in the conference call by dialling in at 972-3-918-0644.

In addition, on November 30, 2015 at 17:00 (Israel time), the Company will hold an investors conference call in English. Details regarding the call in English may be found on the Company’s website.

Three hours after the conclusion of the conference call, it will be possible to listen to a recording of the call on the Company’s website at the link below:

http://www.gazit-globe.com/he/conference-calls-webcast

The conference call will also be accompanied by a presentation which will be posted on the Company’s website at www.gazit-globe.com at around the time it takes place along with its ongoing, related public filings.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.